Exhibit 99.1



Alcon Shareholders Approve Dividend and Elect Two New Members to the Board

HÜNENBERG, Switzerland – May 2, 2006 – Alcon, Inc., (NYSE: ACL) announced the following actions were taken by shareholders at the company's Annual General Meeting of Shareholders held today in Zug, Switzerland:

- Approved a dividend of 1.68 Swiss francs per share to be paid on May 19, 2006 to shareholders of record on May 8, 2006 (U.S. dollar equivalent of $1.36 per share based on exchange rates in effect today).
- Re-elected Phil Geier to the board of directors for a one-year term of office
- Elected two new directors to the board of directors; Paul Polman for a two-year term of office and Joe Weller for a three-year term of office.
- Approved the cancellation of 100,000 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. will be reduced from CHF 62,911,820.60 to CHF 62,891,820.60. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August, 2006.

The company also announced that the board of directors re-elected Cary Rayment as its chairman and elected Francisco Castañer as its vice-chairman in a board meeting that followed the completion of the Annual General Meeting of Shareholders.

Paul Polman replaces Dr. Wolfgang Reichenberger who resigned from his position as a director of the Company, effective December 31, 2005. Mr. Polman began his career in 1979 with Procter & Gamble in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the United Kingdom and the United States. He served as Group President of Procter & Gamble's European business from 2001 to 2005. Mr. Polman was appointed by the board of Nestlé S.A. to succeed Dr. Reichenberger as Chief Financial Officer of Nestlé on January 1, 2006.

Joe Weller replaces Peter Brabeck-Letmathe, who did not stand for re-election at the Annual General Meeting on May 2, 2006. A Nestlé veteran of 37 years, Mr. Weller is the former Chairman and Chief Executive Officer of Nestlé USA. He began his career in 1968 with the Carnation Company in sales in the Memphis, Tennessee region. He advanced within the company and was serving on Carnation's board when Nestlé S.A. acquired Carnation in 1985, the same year that he was promoted to Executive Vice President, reporting to the President and CEO.   In 1989, Mr. Weller was appointed Managing Director and CEO of Nestlé Australia Ltd. headquartered in Sydney. After two years, he returned to Nestlé USA in the role of President and Chief Operating Officer.   Mr. Weller became President and Chief Executive Officer in 1994, and was named Chairman of Nestlé USA in 1995.

Mr. Brabeck-Letmathe has been a director of Alcon since its initial public offering in 2002 and has contributed greatly to Alcon's strategic business and financial direction over the past four years. Alcon extends its thanks and deep appreciation to Mr. Brabeck-Letmathe for his contribution to the company's success since the IPO and for many years before that while Alcon was wholly-owned by Nestlé, S.A.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales exceeding $4.3 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company's Web site at www.alconinc.com.

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For information, contact:
Doug MacHatton – Alcon Investor Relations and
Strategic Corporate Communications 800-400-8599
www.alconinc.com